Exhibit 99.1

025525 PRESS RELEASE

AEGON AGREES TO SELL TRANSAMERICA FINANCE CORPORATION’S

EUROPEAN TRAILER LEASING BUSINESS

The Hague, February 16, 2005 – AEGON N.V. today announced that its subsidiary Transamerica Leasing Holdings Inc. has signed an agreement to sell its European trailer leasing business. Goldman Sachs and Cerberus Capital Management intend to form a jointly owned company to purchase the European trailer leasing business. The transaction, which is subject to customary closing conditions, is expected to close by May 2005.

In November 2004, AEGON announced the sale of Transamerica Finance Corporation’s (TFC’s) maritime container leasing business. Together with the successful sale of the European trailer leasing business, AEGON will have completed the divestiture of its non-core TFC operating businesses. The financial effect of these divestitures, which under Dutch Accounting Principles has been booked in shareholders’ equity in 2004, will not be meaningful.

The units being sold were acquired in 1999 as part of AEGON N.V.’s acquisition of Transamerica Corporation. Divestiture of TFC’s activities is consistent with AEGON’s strategy to focus on its core business of life insurance, pensions and savings and investment products.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	changes in general economic conditions, particularly in the United States, The Netherlands and the United Kingdom;
♦	changes in the performance of financial markets, including emerging markets, including:
•	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
•	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
♦	the frequency and severity of insured loss events;
♦	changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
♦	changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;
♦	changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
♦	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
♦	changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
♦	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
♦	acts of God, acts of terrorism and acts of war;
♦	changes in the policies of central banks and/or foreign governments;
♦	litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	customer responsiveness to both new products and distribution channels;
♦	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
♦	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.
♦	the impact on our reported financial results and financial condition as a result of our adoption of international financial reporting standards.

Inquiries:

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, The Netherlands

Analysts & Investors +31 (0)70 344 8305

Media + 31(0) 70 344 8344

Email gca-ir@aegon.com

Baltimore, The United States

Analysts & Investors:

+1 877 548 9668(toll free); +1 410 576 4577

Media: +1 410 576 4526

Email ir@aegonusa.com

Website: www.aegon.com